HIGHLANDS REIT, INC.

2809 Butterfield Road, Suite 360

Oak Brook, Illinois 60523

March 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        Tom Kluck

                        Legal Branch Chief, Office of Real Estate and Commodities

Re:          Highlands REIT, Inc.

                Form 10-12G

                Filed on February 5, 2016

                File No. 000-55580

Dear Mr. Kluck,

On February 5, 2016, Highlands REIT, Inc., a Maryland corporation (the “Company” or “we”), filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form 10-12G (File No. 000-55580) (the “Registration Statement”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests immediate withdrawal of the Registration Statement, along with any exhibits.

The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act, in part to provide the Company an opportunity to fully respond to the comments of the staff of the Commission.

The Company intends to re-file a replacement Registration Statement on Form 10-12G as soon as possible on or after the date hereof.

If you have any questions regarding this matter, please contact Cathy Birkeland of Latham & Watkins LLP at (312) 876-7681 or cathy.birkeland@lw.com.

[Signature page follows.]

Very truly yours,

/s/ Richard Vance
Richard Vance
President and Chief Executive Officer

CC: Cathy A. Birkeland